PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 NOV -2 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045887

15 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Dear Sirs,

GKN plc - purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Enc

dw 11/3

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 14 October 2004 it purchased 800,000 of its ordinary shares at a price of 210.2025p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 2,300,000 of its ordinary shares in Treasury and has a total of 733,122,960 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
14 October 2004

PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc - purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 13 October 2004 it purchased 750,000 of its ordinary shares at a price of 211.75p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 1,500,000 of its ordinary shares in Treasury and has a total of 733,922,960 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
13 October 2004

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc - purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. D. Rather

pp **David Pavey**
Assistant Company Secretary

Encs

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 12 October 2004 it purchased 750,000 of its ordinary shares at a price of 213.93p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 750,000 of its ordinary shares in Treasury and has a total of 734,672,960 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
12 October 2004

PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

25 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc - purchase of own ordinary shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 22 October 2004 it purchased 700,000 of its ordinary shares at a price of 211.066304p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 4,650,000 of its ordinary shares in Treasury and has a total of 730,772,960 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
22 October 2004